May 28, 2002

02034478

BOMBARDIER

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

02 MAY 29 AM 11:25

SUPPL

Re: Rule 12g3-2(b) Submission for Bombardier Inc. - File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of the First Quarterly Report for the three months ended April 30, 2002 which Bombardier Inc. is furnishing to the Securities and exchange Commission pursuant to rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ____ day of ________, 2002.

____
Name:
Title:







FIRST QUARTERLY REPORT

THREE MONTHS ENDED APRIL 30, 2002

BOMBARDIER

Experience the Extraordinary

Management's Discussion and Analysis

CONSOLIDATED RESULTS

The discussion and analysis that follows is based on the reported earnings in accordance with Canadian generally accepted accounting principles (GAAP), on earnings before interest and income taxes (EBIT) and on earnings before income taxes (EBT). These earning measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Total consolidated revenues of Bombardier Inc. amounted to $5.5 billion in the first quarter ended April 30, 2002, compared to $4.0 billion for the same period of the previous year, for an increase of 37%. This increase arises mainly from the consolidation of the results of Bombardier Transportation GmbH, formerly DaimlerChrysler Rail Systems GmbH (Adtranz), a higher level of activities in the transportation segment and increased sales of outboard engines. This increase was partly offset by lower revenues in Bombardier Capital (BC) due to the discontinuance of loan origination activities for the manufactured housing and consumer products finance businesses and a lower interest rate environment.

EBIT reached $376.0 million for the period ended April 30, 2002, compared to $378.2 million for the same period last year. The lower EBIT in the aerospace segment was partly offset by higher EBIT in all other segments.

Net interest expense of the manufacturing segments increased from $19.6 million for the quarter ended April 30, 2001 to $47.4 million for the quarter ended April 30, 2002, as a result of the acquisition of Adtranz and of the outboard engine assets and their working capital requirements, as well as higher inventory levels in the aerospace segment.

EBT for the first quarter of fiscal 2003 was $328.6 million or 6.0% of revenues, compared to $358.6 million or 9.0% of revenues for the first quarter of fiscal 2002. The reduction in the margin percentage is due to a higher weighting of the transportation segment as well as a lower margin in the aerospace segment.

The Corporation recorded an income tax charge of $109.4 million in the first quarter, against a charge of $117.6 million for the same period last year. The effective consolidated income tax rate for the Corporation's worldwide operations for the three months ended April 30, 2002 was 33.29%, compared to 32.79% for the same period the previous year.

Net income reached $219.2 million or $0.15 per share, compared to $241.0 million or $0.17 per share for the first quarter of last year.

As at April 30, 2002, the order backlog was $44.9 billion, compared to $44.1 billion as at January 31, 2002 and $32.6 billion as at April 30, 2001.

BOMBARDIER AEROSPACE

Bombardier Aerospace's revenues before intersegment eliminations were $2.6 billion for the quarters ended April 30, 2002 and 2001. This arises from a favourable revenue mix of aircraft deliveries mainly resulting from increased deliveries of Bombardier CRJ700* aircraft, offset by a reduction in the number of business aircraft deliveries, mainly in the smaller aircraft segment.

EBIT amounted to $253.2 million or 9.7% of revenues, compared to $360.4 million or 13.7% of revenues for the periods ended April 30, 2002 and 2001, respectively. The lower margin percentage results primarily from the change in mix of new aircraft deliveries and from the impact of a strike by unionized employees, members of Local 712 of the International Association of Machinists & Aerospace Workers (IAMAW) at the Montréal and Mirabel facilities, which took place from April 15, 2002 to May 5, 2002. In addition, the margin percentage was affected by lower margins in used aircraft sales. Despite the impact of the strike and of a lower level of activities, Bombardier Aerospace was able to improve its EBIT margin from 9.5% of revenues in the fourth quarter of fiscal 2002 to 9.7% of revenues for the first quarter of the current year.

Interest expense increased from $50.2 million for the quarter ended April 30, 2001 to $62.5 million for the quarter ended April 30, 2002. This increase results from higher inventory levels due to last year's changes in production rates and a lower level of customer advances, mainly in the business aircraft segment.

As a result, EBT reached $190.7 million for the first quarter ended April 30, 2002, compared to $310.2 million for the same period last year. The EBT margin was 7.3% for the first quarter ended April 30, 2002, compared with 11.8% for the same period last year.

The aerospace firm order backlog totalled $23.0 billion as at April 30, 2002, compared to $23.7 billion as at January 31, 2002 and $23.8 billion as at April 30, 2001.

Business Aircraft

The deliveries detailed in the following table include the aircraft sold to customers of the Bombardier Flexjet* program, which enables individuals or companies to purchase a share in a Bombardier business jet.

	Deliveries for the three-month period ended April 30, 2002	Deliveries for the three-month period ended April 30, 2001
Bombardier Learjet* 31A	**1**	3
Bombardier Learjet 45	**9**	16
Bombardier Learjet 60	**5**	9
Bombardier Challenger* 604	**6**	10
Bombardier Global Express*	**7**	6
TOTAL	**28**	44

In the first quarter ended April 30, 2002, deliveries of business aircraft decreased by 36%, as the industry is experiencing the effects of the economic slowdown in the U.S., particularly in the smaller aircraft segment.

Bombardier Flexjet Program

At the end of the first quarter ended April 30, 2002, 107 aircraft were in service in North America under the Bombardier Flexjet program, compared to 105 aircraft as at January 31, 2002. During the first quarter of fiscal year 2003, Bombardier Aerospace replaced its European Flexjet program with a new program through which aircraft are supplied by authorized charter providers who own and operate Bombardier business aircraft. As a result, as at April 30, 2002, aircraft owned by Bombardier are no longer used under the European Flexjet program.

Bombardier Business Aircraft Completions

During the quarter ended April 30, 2002, 41 aircraft were completed at Bombardier Aerospace's two business aircraft completion centres located in Montréal, Québec (Bombardier Global Express) and Tucson, Arizona (Bombardier Learjet 31A, Learjet 45, Learjet 60, Challenger 604 and Global Express) as well as at authorized completion centres. By comparison, 39 aircraft were completed in the same period last year.

	Completions for the three-month period ended April 30, 2002	Completions for the three-month period ended April 30, 2001
Bombardier Learjet 31A	**4**	6
Bombardier Learjet 45	**12**	11
Bombardier Learjet 60	**12**	7
Bombardier Challenger 604	**7**	10
Bombardier Global Express	**6**	5
TOTAL	**41**	39

Regional Aircraft

Bombardier Aerospace delivered the following regional aircraft:

	Deliveries for the three-month period ended April 30, 2002	Deliveries for the three-month period ended April 30, 2001
Bombardier CRJ100/200*	**24**	30
Bombardier CRJ700	**7**	1
Bombardier Q100/200*	**0**	1
Bombardier Q300*	**2**	3
Bombardier Q400*	**4**	4
TOTAL	**37**	39

During the three months ended April 30, 2002, Bombardier Aerospace signed firm orders for six Bombardier CRJ100/200 and received one cancellation, compared to 75 CRJ100/200 firm orders for the same period the previous year. As a consequence of the downturn in the airline industry following the September 11, 2001 events, as well as the economic slowdown in the U.S., the level of firm orders has decreased significantly compared to the first quarter of last year.

The order backlog of regional aircraft as at April 30, 2002 was as follows:

	Aircraft on firm order	**Options and conditional orders or letters of agreement**	**Total backlog**
Bombardier CRJ100/200	**321**	**848**	**1,169**
Bombardier CRJ700	**157**	**354**	**511**
Bombardier CRJ900*	**30**	**82**	**112**
Bombardier Q100/200	**1**	**2**	**3**
Bombardier Q300	**18**	**31**	**49**
Bombardier Q400	**18**	**52**	**70**
TOTAL	**545**	**1,369**	**1,914**

BOMBARDIER TRANSPORTATION

The following analysis takes into consideration the Adtranz acquisition, effective May 1, 2001.

For the first quarter ended April 30, 2002, Bombardier Transportation's revenues before intersegment eliminations amounted to $2.3 billion, compared to $840.7 million for the first quarter of the previous year, for an increase of $1.5 billion or 175%. This increase is mainly attributable to the consolidation of the results of Adtranz and a higher level of activities for the quarter ended April 30, 2002.

EBIT amounted to $68.3 million or 3.0% of revenues for the period ended April 30, 2002, an increase compared to a loss of $8.9 million for the same period last year. This increase is mainly attributable to the acquisition of Adtranz and losses incurred last year on the Acela[†] high-speed trainset contract in the U.S.

Interest income decreased from $35.3 million for the quarter ended April 30, 2001 to $22.3 million for the quarter ended April 30, 2002. This decrease is due to a lower interest rate environment and higher net assets for the quarter ended April 30, 2002 as a result of the Adtranz acquisition, including its related goodwill.

As a consequence, EBT amounted to $90.6 million for the first quarter ended April 30, 2002, compared to $26.4 million for the same period the previous year. For the quarter ended April 30, 2002, the EBT margin, expressed as a percentage of revenues, was 3.9%, compared to 3.1% for the same period last year.

As at April 30, 2002, the value of Bombardier Transportation's order backlog totalled $21.9 billion, consisting of $17.2 billion for operations and $4.7 billion for service businesses. This compares to $16.3 billion for operations and $4.1 billion for service businesses for a total of $20.4 billion as at January 31, 2002, and $6.8 billion for operations and $2.0 billion for service businesses for a total of $8.8 billion as at April 30, 2001. The acquisition of Adtranz was the main contributor to this increase.

During the first quarter of fiscal year 2003, Bombardier Transportation received $3.3 billion of new orders, of which the following major new orders were received:

Client	**Product**	**Number of cars**	**Value** (in millions of dollars)
GOVIA (UK)	Electrostar electric cars, material supply and technical support	460	$1,490.0 [(1)]
Long Island Rail Road (U.S.)	Commuter rail cars	352	$941.0
HSBC Rail UK Limited, to be operated by Midland Mainline (UK)	Diesel-electric multiple unit cars	127	$512.0
Transport Authority of Lower Saxony (Germany)	Double-deck cars Locomotives	66 10	$161.0
Porterbrook Leasing Company Ltd. (Denmark)	Double-deck cars	25	$50.0

(1) *Value for the complete order*

The purchase equation related to the acquisition of Adtranz was finalized during the quarter ended April 30, 2002. Special restructuring charges included in the purchase equation amounted to $165.9 million and include severance and other involuntary termination costs as well as a write-down in the value of certain manufacturing assets resulting from the consolidation of manufacturing operations. The goodwill related to this acquisition amounting to $2.8 billion is subject to adjustments based on the final resolution of the disagreement with DaimlerChrysler AG (see note 3 of the interim consolidated financial statements).

BOMBARDIER RECREATIONAL PRODUCTS

For the first quarter ended April 30, 2002, revenues before intersegment eliminations of Bombardier Recreational Products amounted to $460.0 million, compared to $370.1 million for the first quarter ended April 30, 2001, for a growth of 24.3%. This increase is mainly related to outboard engine activities following the successful ramp-up of production at the Sturtevant, Wisconsin assembly plant.

EBIT reached $33.9 million or 7.4% of revenues for the period ended April 30, 2002, compared to $23.7 million or 6.4% of revenues for the same period last year. This increase results mainly from a higher level of activities for outboard engines.

Interest expense increased from $4.7 million for the quarter ended April 30, 2001 to $7.2 million for the quarter ended April 30, 2002, due to the growth in assets arising from the relaunch of outboard engine activities.

EBT totalled $26.7 million or 5.8% of revenues for the first quarter ended April 30, 2002, compared to $19.0 million or 5.1% of revenues for the quarter ended April 30, 2001.

BOMBARDIER CAPITAL

The following analysis refers to revenue-generating assets, which are defined as finance receivables and operating lease portfolios, on which BC earns interest revenues and lease income. Operating lease portfolios include on-balance sheet assets under operating leases and railcar assets under sale and leaseback. In addition to revenue-generating assets, assets under management include securitized loans and lease receivables sold to third parties on which BC earns servicing fees. Publicly securitized manufactured housing loans are excluded from assets under management following the Corporation's decision to completely withdraw from this business, as announced on September 26, 2001.

Average revenue-generating assets amounted to $9.4 billion for the quarter ended April 30, 2002, compared to $10.1 billion for the quarter ended April 30, 2001.

For the first quarter of fiscal year 2003, BC's revenues before intersegment eliminations amounted to $192.0 million, or 2.0% (8.2% on an annualized percentage basis) of average revenue-generating assets, compared to $256.8 million, or 2.5% (10.2% on an annualized percentage basis) of average revenue-generating assets for the quarter ended April 30, 2001. This decrease in revenues is primarily due to the exiting of the manufactured housing and consumer finance businesses in the third quarter ended October 31, 2001, as well as a declining interest rate environment.

BC's EBT amounted to $20.6 million or 10.7% of revenues for the quarter ended April 30, 2002, compared to $3.0 million or 1.2% of revenues for the same period last year. The increase in profitability for the first three months of the current year results from improved operating margins following the discontinuance of the manufactured housing and consumer finance businesses.

The following table presents the finance receivables and assets under operating leases on-balance sheet and assets under management, before allowance for credit losses (unaudited).

	As at April 30, 2002			As at January 31, 2002		
	On-balance sheet	**Off-balance sheet**	**Total**	On-balance sheet	Off-balance sheet	Total
Asset services						
Business aircraft	**$ 2,407.2**	**$ –**	**$ 2,407.2**	$ 2,223.2	$ –	$ 2,223.2
Commercial aircraft						
Interim financing	**704.9**	**–**	**704.9**	395.9	–	395.9
Long-term leasing	**604.9**	**–**	**604.9**	630.2	–	630.2
Receivable factoring	**2,148.0**	**–**	**2,148.0**	2,481.7	–	2,481.7
Industrial equipment	**116.3**	**–**	**116.3**	124.8	–	124.8
	5,981.3	**–**	**5,981.3**	5,855.8	–	5,855.8
Railcar leasing	**65.5**	**1,064.9**	**1,130.4**	65.8	1,067.8	1,133.6
Inventory finance	**927.1**	**1,863.3**	**2,790.4**	973.7	1,890.7	2,864.4
	6,973.9	**2,928.2**	**9,902.1**	6,895.3	2,958.5	9,853.8
Discontinued portfolios						
Manufactured housing	**591.5**	**–**	**591.5**	630.7	–	630.7
Consumer finance	**414.4**	**257.9**	**672.3**	443.9	313.8	757.7
Other	**431.3**	**70.7**	**502.0**	532.9	90.0	622.9
	1,437.2	**328.6**	**1,765.8**	1,607.5	403.8	2,011.3
Total	**$ 8,411.1**	**$ 3,256.8**	**$ 11,667.9**	$ 8,502.8	$ 3,362.3	$ 11,865.1

In addition, an amount of $2,451.1 million as at April 30, 2002 ($2,635.3 million as at January 31, 2002) of manufactured housing loans in public securitization vehicles are serviced by BC but are not considered assets under management, following Management's September 26, 2001 decision to exit this business.

The business aircraft portfolio has an 86.0% loan-to-value ratio as at April 30, 2002, compared to 84.0% as at January 31, 2002.

BC continues the controlled liquidation of the discontinued portfolios, comprised of the manufactured housing, consumer finance, technology management and finance, mid-market commercial equipment finance, and small ticket finance portfolios, which were exited in prior years.

FINANCIAL POSITION

Bombardier

Short-term borrowings less cash and cash equivalents amounted to $892.4 million as at April 30, 2002, compared to $878.9 million as at January 31, 2002. This $13.5 million increase is mainly attributable to increases in inventories and receivables of $890.2 million and $245.5 million respectively, and a reduction of accounts payable and accrued liabilities of $501.0 million, partially offset by an increase in advances and progress billings in excess of related costs of $461.8 million. The proceeds from the issuance of long-term debt and preferred shares have also reduced the increase in short-term borrowings.

Total inventories as at April 30, 2002 were $9.8 billion, compared to $9.0 billion at the end of the previous fiscal year, for an increase of $890.2 million. This increase relates mainly to the cyclical build-up of aerospace inventory in the early part of the fiscal year, as well as the impact of the strike. In addition, a higher level of activities in the transportation segment as well as a normal increase for this time of the year in inventories of snowmobiles, personal watercraft and outboard marine engines explain this increase. Total advances and progress billings increased to $8.4 billion as at April 30, 2002, from $7.6 billion at the end of the previous year. An amount of $4.9 billion of advances and progress billings is deducted against inventory as at April 30, 2002 and $4.6 billion at the end of the previous fiscal year. Advances and progress billings in excess of related costs, shown as liabilities, have increased to $3.5 billion as at April 30, 2002, compared to $3.0 billion at the end of the previous year.

Goodwill relating to the acquisition of Adtranz was $2.8 billion as at April 30, 2002, compared to $2.7 billion as at January 31, 2002. The increase is due to fluctuations in the exchange rate.

As at April 30, 2002, the total outstanding long-term debt increased to $3.0 billion from $2.1 billion as at January 31, 2002. During the first quarter of fiscal year 2003, the Corporation issued notes amounting to $866.4 million ($550.0 million US), maturing in May 2012 and preferred shares for net proceeds of $227.6 million.

Consistent with the growth in assets, Bombardier's debt-to-capital ratio was 46.5% as at April 30, 2002, compared to 42.0% as at January 31, 2002.

BC

The portfolios of finance receivables and assets under operating leases before allowance for credit losses, which represent BC's most important assets, amounted to $8.4 billion as at April 30, 2002, compared to $8.5 billion as at January 31, 2002. This was mainly due to a lower level of factoring of receivables, partly offset by an increase in business aircraft financing and interim financing for commercial aircraft. Including securitized loans and serviced lease receivables sold to third parties and the fleet of freight cars under sale and leaseback, assets under management amounted to $11.7 billion and $11.9 billion as at April 30, 2002 and January 31, 2002 respectively, for a decrease of 1.7%.

BC's financial leverage, determined as the ratio of on- and off-balance sheet debt to shareholders' equity and subordinated debt from Bombardier, as at April 30, 2002, and January 31, 2002, was 7.7 to 1 and 7.8 to 1, respectively. Bombardier targets a ratio of 9 to 1 for this type of business.

CHANGES IN ACCOUNTING PRINCIPLES

As described in note 2 to the interim consolidated financial statements for the first quarter ended April 30, 2002, the Corporation adopted the new accounting policies for stock-based compensation and other stock-based payments, goodwill and other intangible assets and foreign currency translation. The adoption of the new recommendations on the Corporation's consolidated financial statements is not expected to have a material impact except for that of ceasing to amortize goodwill.

FORWARD-LOOKING STATEMENTS
This report includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, climatic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section.

All amounts mentioned in this report are in Canadian dollars, unless otherwise stated.

* Trademark of Bombardier Inc.
† Registered trademark of Amtrak, used under licence

Bombardier Inc., 800 René-Lévesque Blvd. West, Montréal, Québec, Canada H3B 1Y8
Telephone: (514) 861-9481; Fax: (514) 861-2420; Web site: www.bombardier.com
Un exemplaire en français sera expédié sur demande auprès du Service des affaires publiques.

BOMBARDIER INC.

Consolidated Balance Sheets

(millions of Canadian dollars)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**April 30, 2002**	January 31, 2002	**April 30, 2002**	January 31, 2002	**April 30, 2002**	January 31, 2002
		(Unaudited)		**(Unaudited)**		**(Unaudited)**	
Assets							
Cash and cash equivalents		**$ 698.4**	$ 462.8	**$ 510.5**	$ 462.8	**$ 187.9**	$ -
Receivables		**2,155.3**	1,902.1	**1,836.2**	1,590.7	**319.1**	311.4
Finance receivables	4	**6,181.1**	6,461.7	**66.7**	63.4	**6,114.4**	6,398.3
Assets under operating leases	5	**2,045.8**	1,831.2	**-**	-	**2,045.8**	1,831.2
Inventories	6	**9,846.7**	8,956.5	**9,846.7**	8,956.5	**-**	-
Property, plant and equipment		**3,402.1**	3,408.4	**3,239.8**	3,245.3	**162.3**	163.1
Goodwill	3	**2,803.0**	2,712.9	**2,803.0**	2,712.9	**-**	-
Investment in and advances to BC		**-**	-	**1,431.1**	1,363.0	**-**	-
Other assets		**1,921.4**	2,017.0	**1,479.6**	1,456.4	**441.8**	560.6
		$ 29,053.8	$ 27,752.6	**$ 21,213.6**	$ 19,851.0	**$ 9,271.3**	$ 9,264.6
Liabilities							
Short-term borrowings		**$ 3,135.5**	$ 3,037.0	**$ 1,402.9**	$ 1,341.7	**$ 1,732.6**	$ 1,695.3
Advances from Bombardier		**-**	-	**-**	-	**92.7**	20.0
Accounts payable and accrued liabilities		**7,250.3**	7,779.4	**6,859.9**	7,360.9	**390.4**	418.5
Advances and progress billings in excess of related costs	6	**3,480.8**	3,019.0	**3,480.8**	3,019.0	**-**	-
Long-term debt	7	**8,657.5**	7,857.7	**2,963.0**	2,080.7	**5,694.5**	5,777.0
Other liabilities		**2,098.7**	1,969.5	**2,076.0**	1,958.7	**22.7**	10.8
		$ 24,622.8	$ 23,662.6	**$ 16,782.6**	$ 15,761.0	**$ 7,932.9**	$ 7,921.6
Shareholders' equity (Investment in BC)							
Preferred shares							
Issued and outstanding:							
Series 2: 12,000,000		**$ 300.0**	$ 300.0	**$ 300.0**	$ 300.0	**$ -**	$ -
Series 4: 9,400,000	8	**235.0**	-	**235.0**	-	**-**	-
Common shares							
Issued and outstanding:							
Class A: 342,363,604 (342,367,204 as at January 31, 2002)		**47.4**	47.4	**47.4**	47.4	**-**	-
Class B: 1,029,755,782 (1,028,403,682 as at January 31, 2002)		**854.4**	848.8	**854.4**	848.8	**-**	-
Retained earnings		**2,929.1**	2,785.3	**2,929.1**	2,785.3	**-**	-
Deferred translation adjustment		**65.1**	108.5	**65.1**	108.5	**-**	-
Investment in BC		**-**	-	**-**	-	**1,338.4**	1,343.0
		$ 4,431.0	$ 4,090.0	**$ 4,431.0**	$ 4,090.0	**$ 1,338.4**	$ 1,343.0
		$ 29,053.8	$ 27,752.6	**$ 21,213.6**	$ 19,851.0	**$ 9,271.3**	$ 9,264.6

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Income

(Unaudited)

For the three months ended April 30

(millions of Canadian dollars, except per share amounts)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**2002**	2001	**2002**	2001	**2002**	2001
Revenues		**$ 5,472.6**	$ 3,988.0	**$ 5,373.8**	$ 3,826.4	**$ 192.0**	$ 256.8
Cost of sales and operating expenses		**4,995.8**	3,553.5	**4,910.9**	3,386.7	**178.1**	262.0
Depreciation and amortization		**144.9**	96.3	**107.5**	64.5	**37.4**	31.8
Interest expense		**49.6**	31.9	**49.6**	31.9	**-**	-
Other income		**(46.3)**	(52.3)	**(2.2)**	(12.3)	**(44.1)**	(40.0)
Net income from BC		**-**	-	**(12.5)**	(1.8)	**-**	-
		$ 5,144.0	$ 3,629.4	**$ 5,053.3**	$ 3,469.0	**$ 171.4**	$ 253.8
Income before income taxes		**328.6**	358.6	**320.5**	357.4	**20.6**	3.0
Income taxes		**109.4**	117.6	**101.3**	116.4	**8.1**	1.2
Net income	9	**$ 219.2**	$ 241.0	**$ 219.2**	$ 241.0	**$ 12.5**	$ 1.8
Earnings per share:	9 and 10						
Basic		**$ 0.15**	$ 0.17				
Diluted		**$ 0.15**	$ 0.17				

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Retained Earnings

(Unaudited)

For the three months ended April 30

(millions of Canadian dollars)

			Bombardier Inc. consolidated		
	Notes		**2002**		2001
Balance at beginning of period		**$**	**2,785.3**	$	2,660.0
Net income			**219.2**		241.0
Dividends:					
Preferred shares			**(6.3)**		(4.1)
Common shares			**(63.3)**		(63.1)
Share issue costs, after tax	8		**(5.1)**		-
Other			**(0.7)**		(0.4)
Balance at end of period		**$**	**2,929.1**	$	2,833.4

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Cash Flows

(Unaudited)

For the three months ended April 30

(millions of Canadian dollars)

		Bombardier Inc. consolidated		*Bombardier*		*BC*	
	Notes	**2002**	2001	**2002**	2001	**2002**	2001
Operating activities							
Net income		**$ 219.2**	$ 241.0	**$ 219.2**	$ 241.0	**$ 12.5**	$ 1.8
Non-cash items:							
Depreciation and amortization		**144.9**	96.3	**107.5**	64.5	**37.4**	31.8
Net income from BC		**-**	-	**(12.5)**	(1.8)	**-**	-
Provision for credit losses	4	**26.1**	26.9	**-**	-	**26.1**	26.9
Deferred income taxes		**89.3**	102.4	**88.2**	100.1	**1.1**	2.3
Net changes in non-cash balances related to operations		**(1,218.4)**	(1,163.8)	**(1,217.1)**	(1,131.9)	**(1.3)**	(31.9)
Cash flows from operating activities		**$ (738.9)**	$ (697.2)	**$ (814.7)**	$ (728.1)	**$ 75.8**	$ 30.9
Investing activities							
Additions to property, plant and equipment		**$ (45.1)**	$ (112.4)	**$ (42.2)**	$ (106.2)	**$ (2.9)**	$ (6.2)
Net investment in finance receivables		**157.3**	(295.4)	**(3.2)**	8.9	**160.5**	(304.3)
Additions to assets under operating leases		**(765.3)**	(323.4)	**-**	-	**(765.3)**	(323.4)
Disposals of assets under operating leases		**486.2**	278.3	**-**	-	**486.2**	278.3
Business acquisition	3	**-**	(87.1)	**-**	(87.1)	**-**	-
Investment in and advances to BC		**-**	-	**(72.2)**	(317.4)	**72.2**	317.4
Other		**88.7**	(1,186.5)	**(6.3)**	(1,215.4)	**95.0**	28.9
Cash flows from investing activities		**$ (78.2)**	$ (1,726.5)	**$ (123.9)**	$ (1,717.2)	**$ 45.7**	$ (9.3)
Financing activities							
Net variation in short-term borrowings		**$ 125.4**	$ 686.0	**$ 61.2**	$ 409.8	**$ 64.2**	$ 276.2
Proceeds from issuance of long-term debt	7	**872.2**	1,091.0	**872.2**	1,087.6	**-**	3.4
Repayment of long-term debt		**(20.3)**	(142.5)	**(11.1)**	(13.6)	**(9.2)**	(128.9)
Issuance of shares, net of related costs	8	**235.4**	6.0	**235.4**	6.0	**-**	-
Dividends paid		**(6.3)**	(4.1)	**(6.3)**	(4.1)	**-**	-
Cash flows from financing activities		**$ 1,206.4**	$ 1,636.4	**$ 1,151.4**	$ 1,485.7	**$ 55.0**	$ 150.7
Eff	0.0	**$ (153.7)**	$ 10.6	**$ (165.1)**	$ 11.8	**$ 11.4**	$ (1.2)
Net increase (decrease) in cash and cash equivalents		**$ 235.6**	$ (776.7)	**$ 47.7**	$ (947.8)	**$ 187.9**	$ 171.1
Cash and cash equivalents at beginning of period		**462.8**	1,373.9	**462.8**	1,358.8	**-**	15.1
Cash and cash equivalents at end of period		**$ 698.4**	$ 597.2	**$ 510.5**	$ 411.0	**$ 187.9**	$ 186.2

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All figures for the periods ended April 30, 2002 and 2001 and as at April 30, 2002 are unaudited)
For the first quarter ended April 30, 2002
(Tabular figures in millions of Canadian dollars except the number of shares and options and per share amounts)

INTERIM CONSOLIDATED FINANCIAL STATEMENT PRESENTATION

Bombardier Inc. is incorporated under the laws of Canada. The consolidated balance sheets are unclassified because Bombardier Inc. and its subsidiaries (the "Corporation") carry out their operations in four distinct segments, each one characterized by a specific operating cycle. Financial services and real estate activities, being distinct from Bombardier's other activities, are shown in a separate column (BC) in the interim consolidated financial statements.

The following describes the columns shown in these financial statements:

Bombardier Inc. consolidated

This column represents all of the activities of the Corporation on a consolidated basis, after elimination of balances and transactions between Bombardier and BC.

Bombardier

This column represents the activities of the Corporation's three manufacturing segments (aerospace, transportation and recreational products). These segments are grouped and referred to as "Bombardier," and intercompany transactions and balances within this column have been eliminated. Bombardier's investment in BC is accounted for in this column under the equity method and comprises BC's equity and subordinated debt of Bombardier in BC.

BC

The Bombardier Capital (BC) column represents the financial services and real estate activities of the Corporation. Intercompany transactions and balances within BC have been eliminated.

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements include the accounts of Bombardier Inc. and its subsidiaries, substantially all of which are wholly-owned. They also include the Corporation's proportionate share of its joint ventures. Most legal entities of the transportation segment use a December 31 fiscal year-end. As a result, the Corporation consolidates these operations with a one-month lag with the remainder of its operations.

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont'd)

The interim consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles (GAAP) applicable to interim consolidated financial statements and follow the same accounting policies and methods in their application as the most recent annual financial statements, except for the changes in accounting policies for stock-based compensation and other stock-based payments, goodwill and other intangible assets and foreign currency translation described in note 2. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim consolidated financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods are not necessarily indicative of the operating results for the full year. The interim consolidated financial statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto included in the Corporation's Annual Report for fiscal year 2002.

Certain reclassifications have been made to prior periods to conform to current reporting. The most significant changes consist in the presentation of interest income of Bombardier as other income and the reclassification of gain on sale of finance receivables, servicing and other fees and other income of BC from revenues to other income. In addition, BC's depreciation expense related to assets under operating leases previously presented against revenues is now included in depreciation and amortization.

2. CHANGES IN ACCOUNTING POLICIES

Stock-based compensation and other stock-based payments

Effective February 1, 2002, the Corporation prospectively adopted the new accounting recommendations published by the Canadian Institute of Chartered Accountants (CICA) relating to stock-based compensation and other stock-based payments made in exchange for goods and services. Canadian GAAP allows accounting for certain stock-based compensation using the fair value based method of accounting or treating them as capital transactions with no compensation expense recognized to income.

The Corporation has elected to account for its share option plans for key employees and directors as capital transactions, and to disclose pro forma net income and earnings per share information using the fair value based method (see note 9). As a result, the adoption of the new recommendations will have no effect on the Corporation's consolidated income, financial position and cash flows for the first quarter of fiscal 2003 and for the year ending January 31, 2003.

Goodwill and other intangible assets

Effective February 1, 2002, the Corporation prospectively adopted the new recommendations of the CICA relating to goodwill and other intangible assets. Accordingly, the Corporation ceased amortization of goodwill on February 1, 2002 and adopted the goodwill impairment model introduced by the new accounting rules. Estimated goodwill amortization expense, under the previous accounting rules, for the first quarter of fiscal year 2003 and for the year ending January 31, 2003 would have amounted to approximately $17.6 million and $70.4 million, respectively.

2. CHANGES IN ACCOUNTING POLICIES (cont'd)

Foreign currency translation

Effective February 1, 2002, the Corporation retroactively adopted the new CICA accounting recommendations relating to foreign currency translation whereby exchange gains and losses on the translation of foreign currency denominated long-term debt, which were previously deferred and amortized over the remaining term of the debt, are included in net income for the current period. The effect of adopting these new recommendations on the Corporation's consolidated income, financial position and cash flows for the previous years, for the previous years, for the first quarter of fiscal 2003 and for the year ending January 31, 2003, is not expected to be material.

3. BUSINESS ACQUISITIONS

ADTRANZ

Effective May 1, 2001, the Corporation acquired all of the common shares of DaimlerChrysler Rail Systems GmbH (Adtranz), an integrated manufacturer of transportation equipment, for a cash consideration of $725.0 million US ($1.1 billion).

This acquisition has been recorded under the purchase method of accounting. The financial results of operations of Adtranz have been consolidated with those of the Corporation as of May 1, 2001. The allocation of the purchase price, including acquisition costs of $40.0 million, to the net assets acquired at fair value is as follows:

	(unaudited)
Cash and cash equivalents	**$ 279.5**
Receivables	**1,195.3**
Inventories (net of advances of $1,145.2)	**618.0**
Property, plant and equipment	**742.8**
Deferred income taxes	**809.8**
Other assets	**396.2**
	4,041.6
Intercompany balance with DaimlerChrysler AG	**(374.3)**
Accounts payable and accrued liabilities	**(3,224.8)**
Advances and progress billings in excess of related costs	**(1,571.0)**
Long-term debt	**(29.1)**
Other liabilities	**(438.5)**
	(5,637.7)
Identifiable net assets at fair value	**(1,596.1)**
Goodwill	**2,768.3**
Purchase consideration	**$ 1,172.2**

A provision for restructuring costs amounting to $165.9 million, of which $64.4 million relates to the write-down of acquired property, plant and equipment, has been recorded in the purchase equation. The remaining amount of the provision relates to anticipated employee severance and other involuntary termination costs, as well as other exit costs.

3. BUSINESS ACQUISITIONS (cont'd)

The Corporation has not recognized in its purchase price allocation, future income tax benefits amounting to approximately $659.0 million, relating to acquired losses for tax purposes and other deductible temporary differences. Any subsequent recognition of these unrecorded future income tax benefits will be recorded as a reduction of goodwill related to this acquisition.

The Corporation has notified the seller, DaimlerChrysler AG, that it will file a claim in the order of €1.0 billion ($1.4 billion) against it for damages in connection with this acquisition. The ultimate outcome of the disagreement cannot be determined at this time. The Corporation has recorded an initial adjustment of $205.6 million (€150.0 million) as a reduction of goodwill in connection with the purchase price adjustment clause of the sale and purchase agreement. Resolution of the claim in excess of €150.0 million will be accounted for as an additional reduction of goodwill.

OMC

On March 9, 2001, the Corporation acquired for a cash consideration of $53.8 million US ($83.3 million), before acquisition costs of $3.8 million, most of the net assets of the engine manufacturing operations of Outboard Marine Corporation, including the Evinrude* and Johnson* outboard marine engine brands and Ficht* fuel-injection technology.

Net assets acquired at fair value

Receivables	$ **8.3**
Inventories	**76.3**
Property, plant and equipment	**73.8**
	158.4
Accounts payable and accrued liabilities	**(71.3)**
Purchase consideration	$ **87.1**

4. FINANCE RECEIVABLES

	April 30, 2002	January 31, 2002
	(unaudited)	
BC		
Commercial		
- Loans	**$1,402.0**	$1,164.4
- Receivables	**2,147.1**	2,481.7
- Lease receivables	**503.4**	504.6
	4,052.5	4,150.7
Floorplan		
- Receivables	**927.1**	973.7
	4,979.6	5,124.4
Allowance for credit losses	**(32.8)**	(32.3)
Total – continued portfolios	**4,946.8**	5,092.1
Discontinued portfolios (1)		
Manufactured housing loans	**591.5**	630.7
Consumer loans	**414.4**	443.9
Other (2)		
- Loans	**105.4**	131.5
- Lease receivables	**274.4**	341.1
	379.8	472.6
	1,385.7	1,547.2
Allowance for credit losses	**(218.1)**	(241.0)
Total – discontinued portfolios	**1,167.6**	1,306.2
	6,114.4	6,398.3
BOMBARDIER		
Finance receivables	**66.7**	63.4
Total	**$6,181.1**	$6,461.7

(1) During the year ended January 31, 2002, Management decided to exit the manufactured housing and consumer finance activities.

(2) Includes the technology management and finance, mid-market equipment commercial finance and small ticket finance portfolios.

ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses for the three months ended April 30 were as follows:

	2002	2001
	(unaudited)	(unaudited)
Balance at beginning of period	**$ 273.3**	$ 133.0
Provision for credit losses	**26.1**	26.9
Amounts charged off – net of recoveries	**(48.5)**	(39.7)
Balance at end of period	**$ 250.9**	$ 120.2

4. FINANCE RECEIVABLES (cont'd)

Impaired finance receivables amounted to $118.3 million and $162.2 million as at April 30, 2002 for continued and discontinued portfolios, respectively ($106.1 million and $187.5 million as at January 31, 2002). Repossessed assets amounted to $39.2 million and $41.3 million as at April 30, 2002 and January 31, 2002, respectively.

5. ASSETS UNDER OPERATING LEASES

BC's assets under operating leases were as follows:

	April 30, 2002	January 31, 2002
	(unaudited)	
Aircraft - Business	**$ 1,318.0**	$ 1,133.0
- Commercial	**670.3**	645.2
Freight cars - Assets held for resale	**81.5**	81.0
Industrial equipment	**62.2**	61.7
Discontinued portfolios (note 4)	**86.5**	88.7
	2,218.5	2,009.6
Accumulated depreciation	**(172.7)**	(178.4)
	$ 2,045.8	$ 1,831.2

Freight cars held temporarily, pending their off-balance sheet financing through sale and leaseback transactions, are presented as assets held for resale.

6. INVENTORIES

	April 30, 2002	January 31, 2002
	(unaudited)	
Raw materials and work in process	**$ 600.1**	$ 545.4
Long-term contracts and aerospace programs	**7,560.6**	7,087.8
Finished products	**1,686.0**	1,323.3
	$ 9,846.7	$ 8,956.5

Costs incurred and accrued margins related to long-term contracts, and costs incurred related to ongoing aerospace programs amounted to $12,524.7 million as at April 30, 2002 ($11,693.2 million as at January 31, 2002). Advances received and progress billings on long-term contracts and ongoing aerospace programs amounted to $8,444.9 million as at April 30, 2002 ($7,624.4 million as at January 31, 2002), of which $3,480.8 million represents a liability disclosed as advances and progress billings in excess of related costs as at April 30, 2002 ($3,019.0 million as at January 31, 2002).

7. LONG-TERM DEBT

During the first quarter ended April 30, 2002, the Corporation issued notes amounting to $550.0 million US ($866.4 million), maturing on May 1, 2012 and bearing interest of 6.75%.

As at April 30, 2002 and January 31, 2002, the Corporation had complied with the restrictive covenants contained in its various financing agreements.

8. SHARE CAPITAL

On March 8, 2002, the Corporation issued 9,400,000 series 4 Cumulative Redeemable Preferred Shares carrying a fixed cumulative preferential cash dividend of 6.25% per annum, payable quarterly. The net proceeds of the issuance amounting to $227.6 million have been used to repay short-term indebtedness.

9. SHARE-BASED PLANS

During the quarter ended April 30, 2002, the Corporation granted 4,845,000 options to purchase Class B (Subordinated Voting) Shares to key employees and directors. The weighted average grant date fair value of options granted during this period amounted to $5.10 per option. The fair value of each option granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Risk-free interest rate	5.43%
Expected life	6 years
Expected volatility in the market price of the shares	28.0%
Expected dividend yield	0.90%

The Corporation has elected to account for its share option plans as capital transactions. If the share option plans had been accounted for based on the fair value method, pro forma net income and pro forma earnings per share for the three months ended April 30, 2002 would have been as follows:

	As reported (unaudited)	Pro forma (unaudited)
Net income	$ 219.2	$ 218.7
Earnings per share - basic	$ 0.15	$ 0.15
- diluted	$ 0.15	$ 0.15

The pro forma figures omit the effect of stock options granted prior to February 1, 2002.

10. EARNINGS PER SHARE

Basic and diluted earnings per share for the three months ended April 30 were as follows. The number of shares and options are expressed in thousands.

		2002 (unaudited)		2001 (unaudited)
Net income	**$**	**219.2**	$	241.0
Preferred share dividends after tax		**7.0**		4.5
Net income available to common shareholders	**$**	**212.2**	$	236.5
Weighted average number of common shares outstanding		**1,371,414**		1,366,622
Stock options		**17,116**		26,703
Weighted average diluted number of common shares outstanding		**1,388,530**		1,393,325
Basic	**$**	**0.15**	$	0.17
Diluted	**$**	**0.15**	$	0.17

For the three-month periods ended April 30, 2002 and 2001, a total of 15,168 and 2,690 stock options, respectively, were excluded from the calculation of diluted earnings per share since the exercise price of these options exceeded the average market value of the Corporation's Class B (Subordinated Voting) Shares for the respective periods.

11. CONTINGENCIES

The Corporation is defendant in certain legal cases currently pending before various courts in relation to product liability and contract disputes with customers and other third parties.

The Corporation intends to vigorously defend its position in these matters. Management believes the Corporation has made adequate provisions to cover potential losses and amounts not recoverable under insurance coverage, if any, in relation to these legal actions.

12. SEGMENT DISCLOSURE

The Corporation operates in the four reportable segments described below. Each reportable segment offers different products and services, requires different technology and marketing strategies and is headed by a president and chief operating officer.

The aerospace segment is engaged in the design, manufacture and sale of business and regional aircraft for individuals, corporations and commercial airline customers. It is also engaged in the manufacture of major airframe components for aircraft designed and built by other American and European aircraft manufacturers. In addition, it provides commercial and military aviation services, including technical services and pilot training.

12. SEGMENT DISCLOSURE (cont'd)

The transportation segment is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger railcars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion and train control systems and provides signalling equipment and systems.

The recreational products segment is responsible for developing, manufacturing and marketing snowmobiles, watercraft, boats, all-terrain vehicles, utility vehicles and engines.

The capital segment (BC) includes financial services and real estate activities. Financial services offers secured financing and leasing solutions to manufacturers, retailers and other commercial businesses, primarily in North American markets. BC also offers full-service maintenance and/or management services to owners and users of freight cars in North American markets. BC also services discontinued portfolios (see note 4). The real estate activities of this segment consist of selling land to real estate developers and renting office buildings to Bombardier.

The accounting policies of the segments are the same as those described in the Corporation's Annual Report for the year ended January 31, 2002, except for the changes in accounting policies described in note 2. Management evaluates performance based on income or loss before special items, income taxes and goodwill amortization. Intersegment services are accounted for at current market prices as if the services were provided to third parties.

Corporate interest costs are allocated to the manufacturing segments based on each segment's net assets and most corporate office charges are allocated based on each segment's revenues. Net assets exclude cash and cash equivalents, investment in and advances to BC and deferred income taxes, and are net of accounts payable and accrued liabilities, advances and progress billings in excess of related costs and accrued benefit liability and other.

The table containing detailed segmented data is shown on the following page.

13. SUBSEQUENT EVENT

On May 14, 2002, the Corporation, through an indirectly wholly-owned subsidiary, issued, on the European market, notes amounting to €500.0 million ($703.1 million) and £300.0 million ($677.0 million), maturing in May 2007 and May 2009, respectively. The Euro notes bear interest at 6.125% and the Sterling notes bear interest at 6.75%.

* Trademark of Bombardier Inc.

SEGMENT DISCLOSURE

(unaudited, except for January 31, 2002 figures)
For the three months ended April 30
(millions of Canadian dollars)

Industry segments	Bombardier Inc. consolidated		Aerospace		Transportation		Recreational Products		BC	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
External revenues	**$ 5,472.6**	$ 3,988.0	**$ 2,605.2**	$ 2,621.3	**$ 2,308.6**	$ 835.0	**$ 460.0**	$ 370.1	**$ 98.8**	$ 161.6
Intersegment eliminations	**-**	-	**-**	-	**5.5**	5.7	**-**	-	**93.2**	95.2
Revenues	**$ 5,472.6**	$ 3,988.0	**$ 2,605.2**	$ 2,621.3	**$ 2,314.1**	$ 840.7	**$ 460.0**	$ 370.1	**$ 192.0**	$ 256.8
Cost of sales and operating expenses	**$ 4,995.8**	$ 3,553.5	**$ 2,315.0**	$ 2,228.2	**$ 2,188.2**	$ 826.4	**$ 413.2**	$ 337.8	**$ 178.1**	$ 262.0
Depreciation and amortization	**144.9**	96.3	**37.0**	32.7	**57.6**	23.2	**12.9**	8.6	**37.4**	31.8
Interest expense and other income	**3.3**	(20.4)	**62.5**	50.2	**(22.3)**	(35.3)	**7.2**	4.7	**(44.1)**	(40.0)
	5,144.0	3,629.4	**2,414.5**	2,311.1	**2,223.5**	814.3	**433.3**	351.1	**171.4**	253.8
Income before income taxes	**$ 328.6**	$ 358.6	**$ 190.7**	$ 310.2	**$ 90.6**	$ 26.4	**$ 26.7**	$ 19.0	**$ 20.6**	$ 3.0
Additions to property, plant and equipment										
- excluding the business acquisition	**$ 45.1**	$ 112.4	**$ 18.4**	$ 73.8	**$ 18.4**	$ 24.9	**$ 5.4**	$ 7.5	**$ 2.9**	$ 6.2
- business acquisition	**-**	73.8	**-**	-	**-**	-	**-**	73.8	**-**	-
	$ 45.1	$ 186.2	**$ 18.4**	$ 73.8	**$ 18.4**	$ 24.9	**$ 5.4**	$ 81.3	**$ 2.9**	$ 6.2

As at	**April 30, 2002**	January 31, 2002	**April 30, 2002**	January 31, 2002	**April 30, 2002**	January 31, 2002	**April 30, 2002**	January 31, 2002	**April 30, 2002**	January 31, 2002
Net segmented assets	**$ 8,597.5**	$ 7,343.5	**$ 6,275.2**	$ 5,289.6	**$ 416.9**	$ 322.7	**$ 567.0**	$ 388.2	**$ 1,338.4**	$ 1,343.0
Accounts payable and accrued liabilities	**6,859.9**	7,360.9								
Advances and progress billings in excess of related cc	**3,480.8**	3,019.0								
Accrued benefit liability and other	**1,090.9**	1,061.6								
Advances to BC	**92.7**	20.0								
Deferred income taxes	**581.3**	583.2								
Cash and cash equivalents	**510.5**	462.8								
Total assets – Bombardier	**$ 21,213.6**	$ 19,851.0								
Investment in and advances to BC	**(1,431.1)**	(1,363.0)								
Total assets – BC	**9,271.3**	9,264.6								
Total assets – Bombardier Inc. consolidated	**$ 29,053.8**	$ 27,752.6								